Research Frontiers Incorporated
                      240 Crossways Park Drive
                    Woodbury, New York 11797-2033
                            516-364-1902


                                             May 27, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: Ryan Houseal, Esq.

Re:  Research Frontiers Incorporated;
     Registration Statement on Form S-3 (Reg. No.333-159093)

Dear Mr. Houseal:

     Research Frontiers Incorporated (the "Registrant") hereby requests pursuant to Rule 461 the acceleration of the effective date by the Commission of the above-referenced Registration Statement which was filed with the Commission on May 8, 2009 to become effective as early as possible on May 29, 2009 at 1:00 p.m. Eastern time, or as soon as practicable thereafter.

     The Registrant acknowledges that the disclosure contained in the Registration Statement is the responsibility of the Registrant.
The Registrant acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Registrant also represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declaring the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in the Registration Statement.

     In requesting acceleration, the Registrant confirms its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement.

                                     Very truly yours,

                                    /s/ Joseph M. Harary

                                     Joseph M. Harary, President and CEO